United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: January 22, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

FREE TRANSLATION FROM THE PORTUGUESE
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING OF VALE S.A., HELD ON JANUARY 22ND, 2010.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At Vale’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on January 22nd, 2010, at 4:30 p.m.
02 — PANEL:
Chairman: Mr. Renato da Cruz Gomes
Secretary: Mrs. Maria Isabel dos Santos Vieira
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 52,36% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the required quorum for the Extraordinary General Shareholders Meeting to be properly constituted in order to deliberate on the matters listed in the Agenda.
Also present are Mr. José Carlos Martins, Vale Executive Officer responsible for Ferrous Minerals; Messrs Anderson Amorim de Amorim, the representative of Domingues e Pinho Contadores, a specialized company which prepared a valuation reports of both Sociedade de Mineração Estrela de Apolo S.A. and Mineração Vale Corumbá S.A., pursuant to §1º of Article 8 of Brazilian Corporate Law; and Messrs Antonio José Figueiredo Ferreira and Aníbal Moreira dos Santos, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.
04 — SUMMONS:
Notices duly published in the Jornal do Commercio and in the Rio de Janeiro Official State Gazette on December 21, 22 and 23, 2009, and in the DCI on December 19, 20 and 21 (sole special edition), 22 and 23, 2009, with the following agenda:

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting
held on January 22nd, 2010.
4.1.
To ratify the appointment of an alternate member of the Board of Directors, duly nominated during the Board of Directors meeting held on September 17, 2009 in accordance with §10 of article 11 of Vale’s By-Laws;

4.2.
The Approval for the Protocols and Justifications of the Consolidations of Sociedade de Mineração Estrela de Apolo S.A. (“Estrela de Apolo”) and of Mineração Vale Corumbá S.A. (“Vale Corumbá”) into Vale, both wholly owned subsidiaries of Vale, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

4.3.	To ratify the appointment of Domingues e Pinho Contadores, the experts hired to appraise the values of both Estrela de Apolo and Vale Corumbá;
4.4.	To decide on the Appraisal Reports, prepared by the expert appraisers;
4.5.	The Approval for the consolidation of both Estrela de Apolo and Vale Corumbá into Vale, without a capital increase or the issuance of new Vale shares.
05 — READING OF DOCUMENTS:
The reading of the following documents was unanimously waived as the content of the same was already known to all the shareholders: (i) the Convening Notice; (ii) the Protocols and Justifications of the Consolidations of Estrela de Apolo and of Vale Corumbá into Vale; (iii) the Appraisal Reports prepared by Domingues e Pinho Contadores; and (iv) the Fiscal Council’s Reports.
Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were made:
06 — RESOLUTIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the dissensions in the form of written voting abstention.
6.1.
unanimously, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;

6.2.
by the majority of the shareholders, the ratification of the nomination approved by the Board of Directors members, in the meeting held on September 17, 2009, pursuant to article 150 of the Brazilian Corporation Law and §10 of article 11 of Vale’s By-Laws, of Mr. Hajime Tonoki as an alternate member of the Board of Directors. Mr. Hajime Tonoki shall remain in office as an alternate member of the Board of Directors until the next Annual General Shareholders’ Meeting to be held in 2011.

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting
held on January 22nd, 2010.
6.3.	by the majority of the shareholders, the Protocols and Justifications of the Consolidations of Estrela de Apolo and of Vale Corumbá into Vale, both wholly owned subsidiaries of Vale;
6.4.
by the majority of the shareholders, the ratification of the appointment of Domingues e Pinho Contadores, the experts hired, pursuant to article 8º of the Brazilian Corporate Law, which performed the valuation of the assets of both Estrela de Apolo and Vale Corumbá. Upon prior consultation, Domingues e Pinho Contadores accepted the engagement and is able to deliver the Appraisal Reports relating to the shareholders’ equities of Estrela de Apolo and Vale Corumbá to be transferred to Vale’s assets;

6.4.	by the majority of the shareholders, the Appraisal Reports of both Estrela de Apolo and Vale Corumbá prepared by Domingues e Pinho Contadores;
6.5.
by the majority of the shareholders, the consolidation into Vale of its wholly owned subsidiaries Estrela de Apolo and Vale Corumbá, without a capital increase or the issuance of new Vale shares, at their respective net book values as per the balance sheets at October 31, 2009, with the transfer of their assets to Vale. With the consolidation of Estrela de Apolo and Vale Corumbá into Vale, the latter unconditionally assumes all properties, rights and obligations of Estrela de Apolo and Vale Corumbá, of a legal or conventional order, under the terms of current legislation.

07 — ADJOURNMENT
At 5 p.m., these Minutes were read, approved and signed.
We hereby declare that this is a true copy of the Minutes of the
Meeting contained in the Vale’s corporate records.
Rio de Janeiro, January 22nd, 2010.

Renato da Cruz Gomes Vieira	Maria Isabel dos Santos Chairman Secretary